Exhibit 8.2

Amended List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Incorporation / Acquisition Date
MegaWest Energy Kentucky Corp. (formerly Kentucky Reserves, LLC)	Ohio	April 2, 2007

MegaWest Energy Missouri Corp. (formerly Deerfield Energy LLC)	Delaware	April 5, 2007

MegaWest Energy Kansas Corp. (formerly Deerfield Energy Kansas Corp.)	Delaware	April 5, 2007

MegaWest Energy Texas Corp. (formerly Trinity Sands Energy LLC)	Delaware	April 25, 2007

MegaWest Energy Montana Corp.	Delaware	October 19, 2007